Exhibit 99.95
Volaris reports changes in position of Executive Vice President and Chief Financial Officer
Volaris (NYSE: VLRS y BMV: VOLAR), the ultra-low cost airline serving Mexico, the United States and Central America, reports changes to its senior executive team.
After a distinguished career of 12 years with Volaris, Mr. Fernando Suárez Gerard, Executive Vice President and Chief Financial Officer, will leave the company for personal reasons in order to pursue new professional opportunities outside of the industry at a larger Mexican publicly traded company, with his resignation effective as of September 30, 2018.
As a result, Mr. Carlos Alberto González López, who joined Volaris in April 2006 and currently serves as Corporate Control and Compliance Director, will assume the role of Chief Financial Officer as of October 1, 2018 on an interim basis while a replacement is designated, which will be announced at the time.
In his capacity as interim Chief Financial Officer, Mr. Carlos González will report directly to Mr. Enrique Beltranena Mejicano, President and CEO of Volaris.
“On behalf of the company and the Board of Directors of Volaris, we express our profound gratitude to Mr. Fernando Suárez for his commitment, professionalism and leadership in the management of the finances of the airlines of the group, and we wish him every success in his future endeavors”, commented Mr. Alfonso González Migoya, Chairman of the Board of Directors of Volaris and Mr. Enrique Beltranena, President and CEO of Volaris.

The information included does not provide information on the company’s future performance. Volaris’ future performance depends on many factors and it cannot be inferred that any period’s performance or its comparison year over year will be an indicator of a similar performance in the future.

About Volaris:
*(“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with point-to-point operations, serving Mexico, the United States and Central America. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 177 and its fleet from four to 72 aircraft. Volaris offers more than 338 daily flight segments on routes that connect 39 cities in Mexico and 27 cities in the United States and Central America with one of the youngest fleet in Americas. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States and Central America. Volaris has received the ESR Award for Social Corporate Responsibility for nine consecutive years. For more information, please visit: www.volaris.com
 Investor Relations contact: Andrea González/ Investor Relations / ir@volaris.com / +52 55 5261 6444

Media contact: Gabriela Fernández / volaris@gcya.mx / +52 55 5246 0100